UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Daniel H. Cushman

President and Chief Executive Officer

P.A.M. Transportation Services, Inc.

297 West Henri De Tonti Blvd.

Tontitown, Arkansas 72770

(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

C. Douglas Buford, Jr., Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$32,000,000	$3,718

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 640,000 shares of common stock at the maximum tender offer price of $50.00 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,718	Filing Party: P.A.M. Transportation Services, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: December 2, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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AMENDMENT NO. 1 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 640,000 shares of its common stock, par value $0.01 per share, at a price not greater than $50.00 nor less than $46.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2014. The Company’s offer is being made upon the terms and subject to the certain conditions set forth in the Offer to Purchase dated December 2, 2014 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”). The Offer expires at 12:00 Midnight, Eastern Time, on December 30, 2014, unless the Offer is extended or terminated.

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 1.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Item 3. Identity and Background of Filing Person.

Footnote 3 to the table in Section 10 on page 16 of the Offer to Purchase is hereby deleted and replaced with the following:

(3)	Assumes that 640,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If Matthew T. Moroun and the Moroun Trust tender an aggregate of 400,000 shares and Mr. Cushman tenders 7,000 shares, the percent of our total outstanding shares of common stock beneficially owned after the Offer by Mr. Moroun and by our directors and executive officers as a group would be approximately 58.8% and 59.6%, respectively, assuming that we purchase 640,000 shares in the Offer, including all of the shares tendered by Mr. Moroun or the Moroun Trust and all of the shares tendered by Mr. Cushman.

Item 4. Terms of the Transaction.

Footnote 3 to the table in Section 10 on page 16 of the Offer to Purchase is hereby deleted and replaced with the following:

(3)	Assumes that 640,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If Matthew T. Moroun and the Moroun Trust tender an aggregate of 400,000 shares and Mr. Cushman tenders 7,000 shares, the percent of our total outstanding shares of common stock beneficially owned after the Offer by Mr. Moroun and by our directors and executive officers as a group would be approximately 58.8% and 59.6%, respectively, assuming that we purchase 640,000 shares in the Offer, including all of the shares tendered by Mr. Moroun or the Moroun Trust and all of the shares tendered by Mr. Cushman.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Footnote 3 to the table in Section 10 on page 16 of the Offer to Purchase is hereby deleted and replaced with the following:

(3)	Assumes that 640,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If Matthew T. Moroun and the Moroun Trust tender an aggregate of 400,000 shares and Mr. Cushman tenders 7,000 shares, the percent of our total outstanding shares of common stock beneficially owned after the Offer by Mr. Moroun and by our directors and executive officers as a group would be approximately 58.8% and 59.6%, respectively, assuming that we purchase 640,000 shares in the Offer, including all of the shares tendered by Mr. Moroun or the Moroun Trust and all of the shares tendered by Mr. Cushman.

Item 8. Interest in Securities of the Subject Company.

Footnote 3 to the table in Section 10 on page 16 of the Offer to Purchase is hereby deleted and replaced with the following:

(3)	Assumes that 640,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If Matthew T. Moroun and the Moroun Trust tender an aggregate of 400,000 shares and Mr. Cushman tenders 7,000 shares, the percent of our total outstanding shares of common stock beneficially owned after the Offer by Mr. Moroun and by our directors and executive officers as a group would be approximately 58.8% and 59.6%, respectively, assuming that we purchase 640,000 shares in the Offer, including all of the shares tendered by Mr. Moroun or the Moroun Trust and all of the shares tendered by Mr. Cushman.

Item 11. Additional Information.

Footnote 3 to the table in Section 10 on page 16 of the Offer to Purchase is hereby deleted and replaced with the following:

(3)	Assumes that 640,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If Matthew T. Moroun and the Moroun Trust tender an aggregate of 400,000 shares and Mr. Cushman tenders 7,000 shares, the percent of our total outstanding shares of common stock beneficially owned after the Offer by Mr. Moroun and by our directors and executive officers as a group would be approximately 58.8% and 59.6%, respectively, assuming that we purchase 640,000 shares in the Offer, including all of the shares tendered by Mr. Moroun or the Moroun Trust and all of the shares tendered by Mr. Cushman.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014	P.A.M. TRANSPORTATION SERVICES, INC.

	By:	/s/ Allen West
	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

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